As confidentially submitted to the Securities and Exchange Commission on February 13, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OWLET, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-1615012
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2940 West Maple Loop Drive, Suite 203
Lehi, Utah 84048
(844) 334-5330
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Jonathan Harris
President and Chief Executive Officer
Owlet, Inc.
2940 West Maple Loop Drive, Suite 203
Lehi, Utah 84048
(844) 334-5330
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Drew Capurro
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
(714) 540-1235

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective on filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This registration statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 of Owlet, Inc. (the “Company”) (File No. 333-258506), Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of the Company (File No. 333-271459), Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of the Company (File No. 333-279375), and Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of the Company (File No. 333-291697) (collectively, the “Existing Registration Statements”). Accordingly, this registration statement contains a combined prospectus pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), relating to certain outstanding shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), previously registered under the Existing Registration Statements that remain unsold, including (1) the resale of up to 2,647,762 shares of Common Stock issued in connection with the Business Combination (as defined below) by certain registered holders named in the accompanying prospectus in the section titled “Registered Holders” (the “Registered Holders”), (2) the resale by the Registered Holders of up to 1,336,152 shares of Common Stock issued or issuable upon the conversion of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), (3) the resale by the Registered Holders of up to 1,074,358 shares of Common Stock issuable upon the conversion of Company’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and (4) the resale by the Registered Holders of up to 4,585,375 shares of Common Stock issued in connection with the Warrant Exchange (as defined below).
This Post-Effective Amendment to the Existing Registration Statements is being filed to convert and consolidate the Existing Registration Statements to a single registration statement on Form S-3 and contains an updated prospectus relating to the offering and sale of (i) the shares of outstanding Common Stock covered by the Existing Registration Statements and (ii) the shares of Common Stock remaining available for issuance under the Existing Registration Statements (including upon conversion of the Series A Preferred Stock and Series B Preferred Stock). This Registration Statement amends and restates the information contained in the Existing Registration Statements (and all amendments thereto) under the headings contained herein.
All filing fees payable in connection with the registration of the shares of Common Stock covered by this Registration Statement were paid by the Registrant at the time of the initial filing of the Existing Registration Statements. No additional securities are registered hereby.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated          , 2026.
PROSPECTUS
OWLET, INC.
Resale of up to 9,643,647 Shares of
Class A Common Stock

This prospectus relates to (1) the resale of up to 2,647,762 shares of Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) issued in connection with the Business Combination (as defined below) by certain registered holders named in the accompanying prospectus in the section titled “Registered Holders” (the “Registered Holders”), (2) the resale by the Registered Holders of up to 1,336,152 shares of Common Stock issued or issuable upon the conversion of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), (3) the resale by the Registered Holders of up to 1,074,358 shares of Common Stock issuable upon the conversion of Company’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and (4) the resale by the Registered Holders of up to 4,585,375 shares of Common Stock issued in connection with the Warrant Exchange (as defined below).
We are registering certain of the securities for resale pursuant to registration rights granted to the Registered Holders. Our registration of such securities does not mean that such Registered Holders will offer or sell any of the shares of Common Stock. The Registered Holders may offer, sell or distribute all or a portion of their shares of Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the registered holders may sell the shares of Common Stock in the section of this prospectus titled “Plan of Distribution.”
The Registered Holders may offer and sell the securities described in this prospectus and any related prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. The Registered Holders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares of Common Stock. We have agreed to pay certain expenses in connection with this prospectus and to indemnify the Registered Holders against certain liabilities. To our knowledge, as of the date of this prospectus, no underwriter or other person has been engaged to facilitate the sale of shares of Common Stock in this offering. See the sections of this prospectus entitled “About This Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE  7  OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN ANY APPLICABLE PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.
Our Common Stock is listed on the New York Stock Exchange, or NYSE, under the symbol “OWLT.” On February 12, 2026, the last reported sale price of our Common Stock on NYSE was $10.53 per share.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                    , 2026.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. By using a shelf registration statement, the Registered Holders may, from time to time, sell up to 9,643,647 shares of Common Stock from time to time in one or more offerings as described in this prospectus. In connection with the offer and sale of securities by the Registered Holders, the Registered Holders may provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. To the extent permitted by law, we may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement or free writing prospectuses, together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”
This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the Common Stock, you should refer to the registration statement, including the exhibits. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.” We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.
Neither we, nor the Registered Holders, have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the Registered Holders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Holders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement to this prospectus is accurate only as of the date of such prospectus or applicable prospectus supplement, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

When we refer to “Owlet,” “we,” “our,” “us” and the “Company” in this prospectus, we mean Owlet, Inc. and its subsidiaries, unless otherwise specified. When we refer to “you,” we mean the potential holders of the applicable series of securities.
We use our trademarks and our logo in this prospectus and the documents incorporated by reference. This prospectus and the documents incorporated by reference also include trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties concerning our business, products and financial results. All statements other than statements of historical facts contained in this prospectus and the documents incorporated herein by reference, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to publicly update or revise any forward-looking statements because of new information, future events, changes in assumptions or otherwise, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
Available Information
We file reports, proxy statements and other information with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.
Our web site address is https://www.owletcare.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.
This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement or documents incorporated by reference in the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.
Incorporation by Reference
The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.
This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:
•our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 11, 2025, and the information included in Part III of Amendment No. 1 thereto on Form 10-K/A, filed with the SEC on April 30, 2025;
•our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025, and September 30, 2025 filed with the SEC on May 8, 2025, August 8, 2025, and November 13, 2025, respectively;
•our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed with the SEC on June 16, 2025, August 7, 2025, August 7, 2025 (only with respect to Item 5.02), August 13, 2025, September 24, 2025, October 6, 2025, October 14, 2025 and October 23, 2025 (only with respect to Item 8.01); and
•the description of our Common Stock contained in the registration statement on Form 8-A, filed with the SEC on September 14, 2020, as updated by Exhibit 4.7 to our Annual Report on Form 10-K for the year ended December 31, 2024, any amendment or report filed with the SEC for the purpose of updating such description, and the section of this prospectus titled “Description of Capital Stock.”
All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act” in this prospectus, prior to the termination of this offering, including all such documents we may file with the SEC after the initial filing date of the registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
Owlet, Inc.
2940 West Maple Loop Drive, Suite 203
Lehi, Utah 84048
(844) 334-5330
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

THE COMPANY
Our mission is to empower parents with the right information at the right time, to give them more peace of mind and to help them find more joy in the journey of parenting. Our digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident. We believe that every parent deserves peace of mind and the opportunity to feel their well-rested best. We also believe that every child deserves to live a long, happy, and healthy life, and we are working to develop products to help facilitate that belief.
We filed our certificate of incorporation with the Secretary of State of the State of Delaware on June 23, 2020 under the name Sandbridge Acquisition Corporation. Upon the closing of the business combination (the “Business Combination”) pursuant to that Business Combination Agreement dated February 15, 2021, by and among us (f/k/a Sandbridge Acquisition Corporation), Project Olympus Merger Sub, Inc., and Owlet Baby Care Inc. (“Old Owlet”), we changed our name to Owlet, Inc.
On July 15, 2021, at the effective time of the Business Combination (the “Effective Time”), each share of Old Owlet preferred stock and common stock issued and outstanding immediately prior to the Effective Time converted into the right to receive approximately 2.053 shares of our Common Stock. The Registered Holders received 2,678,410 shares of Common Stock in connection with the Business Combination.
On February 17, 2023, we entered into Investment Agreements with certain investors (the “ Series A Investors”), pursuant to which we issued and sold to the Series A Investors (i) an aggregate of 30,000 shares of the Series A Preferred Stock, and (ii) warrants to purchase shares of the Common Stock, for an aggregate purchase price of $30.0 million. As of the date of this prospectus, the Registered Holders hold an aggregate of 9,166 shares of Series A Preferred Stock that are convertible into an aggregate of 1,336,152 shares of Common Stock.
On February 25, 2024, we entered into an Investment Agreement with certain investors (the “Series B Investors”), pursuant to which the we issued and sold to the Series B Investors (i) an aggregate of 9,250 shares of the Series B Preferred Stock and (ii) warrants to purchase shares of the Common Stock, for an aggregate purchase price of $9.25 million. As of the date of this prospectus, the Registered Holders hold an aggregate of 8,286 shares of Series B Preferred Stock that are convertible into an aggregate of 1,074,358 shares of Common Stock.
On August 7, 2025, we entered into a privately negotiated Exchange Agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of our (i) warrants to purchase shares of Common Stock that were initially issued in February 2023 in connection with our issuance and sale of the Series A Preferred Stock (as amended, and collectively, the “Series A Warrants”), and/or (ii) warrants to purchase shares of Common Stock that were initially issued in February 2024 in connection with our issuance and sale of the Series B Preferred Stock (the “Series B Warrants”). Pursuant to the Exchange Agreement, the Holders agreed to exchange their Series A Warrants relating to an aggregate of 7,215,737 shares of Common Stock and, if applicable, their Series B Warrants relating to an aggregate of 1,799,021 shares of Common Stock, for an aggregate of 5,426,429 newly issued shares of Common Stock (the “Warrant Exchange”). The Registered Holders received an aggregate of 4,585,375 shares of Common Stock in the Warrant Exchange.
Our principal executive offices are located at 2940 West Maple Loop Drive, Suite 203, Lehi, Utah 84048 and our telephone number is (844) 334-5330.

RISK FACTORS
Investment in any securities offered pursuant to this prospectus and any applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement and any applicable free writing prospectus before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described in the documents incorporated herein by reference.

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the shares of Common Stock being offered by any of the Registered Holders.
The Registered Holders will pay any underwriting discounts and commissions and any similar expenses they incur in disposing of the shares of Common Stock, if any, and any related legal expenses incurred by them. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus, including all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, costs of distributing prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of our counsel and all independent certified public accountants and other persons retained by us.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes some of the terms of our second amended and restated certificate of incorporation, as amended (the “certificate of incorporation”), our amended and restated bylaws (the “bylaws”) and the General Corporation Law of the State of Delaware (the “DGCL”). This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation (including the Series A Preferred Certificate of Designation and the Series B Preferred Certificate of Designation) and the bylaws, each of which has been publicly filed with the SEC, as well as the relevant provisions of the DGCL.
Our certificate of incorporation authorizes capital stock consisting of:
•107,142,857 shares of Common Stock and
•10,741,071 shares of preferred stock, par value $0.0001 per share, 30,000 of which are designated as Series A Convertible Preferred Stock (the “Series A Preferred Shares”) and 9,250 of which are designated as Series B Convertible Preferred Stock (the “Series B Preferred Shares”).
We have one class of securities registered under Section 12 of the Exchange Act, which is the Common Stock.
Common Stock
Voting Rights
Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the Common Stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors.
Dividend Rights
Declaration and payment of any dividend is subject to the discretion of the Board of Directors of the Company (the "Board"). The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the Board may regard as relevant.
Liquidation, Dissolution and Winding Up
Upon our liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of preferred stock ranking senior to the shares of Common Stock upon such dissolution, liquidation or winding up, if any, our remaining net assets will be distributed to the holders of shares of Common Stock upon such dissolution, liquidation or winding up, pro rata on a per share basis.
Other Matters
Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption provisions or sinking fund provisions applicable to the Common Stock. The rights, powers, preferences and privileges of holders of the Common Stock are subject to those of the holders of any shares of our preferred stock currently outstanding or that the Board may authorize and issue in the future.
Preferred Stock
Under the terms of the certificate of incorporation, the Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL.
The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Common Stock.
Series A Preferred Shares
As of September 30, 2025, 11,479 Series A Preferred Shares were outstanding, with a conversion rate of 145.7726 shares of Common Stock per Series A Preferred Share. Each Series A Preferred Share has the powers, designations, preferences and other rights as are set forth in the Series A Preferred Certificate of Designation.
Ranking and Dividends
The Series A Preferred Shares rank (i) equal to the Series B Preferred Shares and (ii) senior to the Common Stock with respect to dividend rights, rights of redemption and rights upon a liquidation event. The Series A Preferred Shares have a liquidation preference of $1,000.00 per share (the “Series A Liquidation Preference”). We have agreed not to declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Series A Preferred Shares then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Shares in an amount at least equal to the product of (i) the dividend payable on each share of Common Stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Share to Common Stock thereunder, in each case calculated on the record date for determination of holders entitled to receive such dividend.
Conversion and Redemption
The Series A Preferred Shares are convertible into Common Stock at the option of the holder at any time subsequent to the Series A Closing Date. The number of shares issuable upon conversion is determined by the number of Series A Preferred Shares so converted multiplied by the Series A Conversion Rate. Cash will be paid in lieu of any fractional shares based on the closing market price of the Common Stock on the conversion date. The Series A Conversion Rate is subject to adjustment for customary anti-dilution protections, including for stock dividends, splits, and combinations, rights offerings, spin-offs, distributions of cash or other property (to the extent not participating on an as-converted basis) and above market self-tender or exchange offers. At any time from and after the five-year anniversary of the Series A Closing Date, the holders of at least a majority of the then-outstanding Series A Preferred Shares may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, outstanding Series A Preferred Shares will automatically be: (i) converted into shares of Common Stock at the Series A Conversion Rate, (ii) subject to certain exceptions and limitations, redeemed for an amount per share of Series A Preferred Shares equal to the Series A Liquidation Preference plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing; provided that in the case of a Mandatory Redemption (as defined in the Series A Preferred Certificate of Designation), the holders of the Series A Preferred Shares shall have the right to convert all or any portion of the Series A Preferred Shares to Common Stock before such redemption pursuant to the terms of the Series A Preferred Certificate of Designation.
 Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Company, we will be required to pay an amount per share of Series A Preferred Shares equal to the greater of (i) $1,000.00 per share or (ii) the consideration per share of Series A Preferred Shares as would have been payable had all Series A Preferred Shares been converted to Common Stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series A Preferred Shares.

Voting and Consent Rights
Pursuant to the Series A Preferred Certificate of Designation, holders of Series A Preferred Shares are entitled to vote on an as-converted basis with the Common Stock at any annual or special meeting of our stockholders, and not as a separate class, except as required by Delaware law. Additionally, for so long as any Series A Preferred Shares remain outstanding, we will be prohibited, without the consent of the holders of at least a majority of the Series A Preferred Shares, from taking various corporate actions, including:
•creating, authorizing or issuing any additional Series A Preferred Shares or shares which rank senior to or on parity with the Series A Preferred Shares;
•amending, waiving or repealing the rights, preferences or privileges of the Series A Preferred Shares;
•increasing or decreasing (other than by conversion or redemption in accordance with the terms of the Series A Preferred Certificate of Designation) the authorized number of Series A Preferred Shares;
•exchanging, reclassifying or canceling the Series A Preferred Shares (except as contemplated by the Series A Preferred Certificate of Designation);
•declaring or paying any dividend on, or making any distribution to, or repurchasing any shares of Common Stock or other securities that rank junior to the Series A Preferred Shares, subject to certain exceptions;
•incurring any indebtedness other than Permitted Indebtedness (as defined in the Series A Preferred Certificate of Designation); and
•creating, adopting, amending, terminating or repealing any equity (or equity-linked) compensation or incentive plan or increase the amount or number of equity securities reserved for issuance thereunder if the New York Stock Exchange (“NYSE”) would require stockholder approval of such action; provided that our 2021 Incentive Award Plan (the “2021 Plan”) and any automatic annual increases pursuant to the 2021 Plan shall not require approval.
Series B Preferred Shares
As of September 30, 2025, 9,250 Series B Preferred Shares were outstanding, with a conversion rate of 129.6596 shares of Common Stock per Series B Preferred Share. Each Series B Preferred Share has the powers, designations, preferences and other rights as are set forth in the Series B Preferred Certificate of Designation.
Ranking and Dividends
The Series B Preferred Shares rank, with respect to dividend rights, rights of redemption and rights upon a liquidation event, (i) equal to the Series A Preferred Shares and (ii) senior to the Common Stock. The Series B Preferred Shares have a liquidation preference of $1,000.00 per share (the “Series B Liquidation Preference”). We have agreed not to declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Series B Preferred Shares then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Share in an amount at least equal to the product of (i) the dividend payable on each share of Common Stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Share to Common Stock thereunder, in each case calculated on the record date for determination of holders entitled to receive such dividend.
Conversion and Redemption
The Series B Preferred Shares are convertible into Common Stock at the option of the holder at any time subsequent to the Series B Closing Date. The number of shares issuable upon conversion is determined by the number of Series B Preferred Shares so converted multiplied by the Series B Conversion Rate. Cash will be paid in lieu of any fractional shares based on the closing market price of the Common Stock on the conversion date. The Series B Conversion Rate is subject to adjustment for customary anti-dilution protections, including for stock dividends, splits, and combinations, rights offerings, spin-offs, distributions of cash or other property (to the extent not participating on an as-converted basis) and above market self-tender or exchange offers. At any time from and after the five-year anniversary of the Series B Closing Date, the holders of at least a majority of the then-outstanding Series B Preferred Shares may specify a date and time or the occurrence of an event by vote or written consent that all, and not less than all, outstanding Series B Preferred Shares will automatically be: (i) converted into shares of Common Stock at the Series B Conversion Rate, (ii) subject to certain exceptions and limitations, redeemed for an amount per share of Series B Preferred Shares equal to the Series B Liquidation Preference plus all accrued or declared but unpaid dividends as of the redemption date and time or (iii) a combination of the foregoing; provided that in the case of a Mandatory Redemption (as defined in the Series B Preferred Certificate of Designation), the holders of the Series B Preferred Shares being called for redemption shall have the right to convert all or any portion of such Series B Preferred Shares to Common Stock before such redemption pursuant to the terms of the Series B Preferred Certificate of Designation.
Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Company, we will be required to pay an amount per share of Series B Preferred Shares equal to the greater of (i) $1,000.00 per share or (ii) the consideration per share of Series B Preferred Shares as would have been payable had all Series B Preferred Shares been converted to Common Stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Series B Preferred Shares.
The Series B Preferred Certificate of Designation includes certain provisions that prevent Eclipse (as defined below) from converting its Series B Preferred Shares to the extent such action would result in Eclipse beneficially owning in excess of 48.9% of our outstanding Common Stock or Total Voting Power (as defined in the Series B Preferred Certificate of Designation) (the “Individual Holder Share Cap”), provided that such Individual Holder Share Cap is subject to removal at Eclipse’s sole discretion upon written notice to us, provided that any increase or removal of such Individual Holder Share Cap will not be effective before the sixty-first (61st) day after such written notice.
Voting and Consent Rights
Pursuant to the Series B Preferred Certificate of Designation, holders of Series B Preferred Shares are entitled to vote on an as-converted basis with the Common Stock at any annual or special meeting of our stockholders, and not as a separate class, except as required by Delaware law. Additionally, for so long as any Series B Preferred Shares remain outstanding, we will be prohibited, without the consent of the holders of at least a majority of the Series B Preferred Shares, from taking various corporate actions, including:
•creating, authorizing or issuing any additional Series B Preferred Shares or shares which rank senior to or on parity with the Series B Preferred Shares;
•amending, waiving or repealing the rights, preferences or privileges of the Series B Preferred Shares;
•increasing or decreasing (other than by conversion or redemption in accordance with the terms of the Series B Preferred Certificate of Designation) the authorized number of Series B Preferred Shares;
•exchanging, reclassifying or canceling the Series B Preferred Shares (except as contemplated by the Series B Preferred Certificate of Designation);
•declaring or paying any dividend on, or making any distribution to, or repurchasing any shares of Common Stock or other securities that rank junior to the Series B Preferred Shares, subject to certain exceptions;
•incurring any indebtedness other than Permitted Indebtedness (as defined in the Series B Preferred Certificate of Designation); and
creating, adopting, amending, terminating or repealing any equity (or equity-linked) compensation or incentive plan or increase the amount or number of equity securities reserved for issuance thereunder if the NYSE would require stockholder approval of such action; provided that the 2021 Plan and any automatic annual increases pursuant to the 2021 Plan shall not require approval.

Election of Directors and Vacancies
The number of directors of the Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. The Board is divided into three classes, designated Class I, II and III, and each class of directors will be elected by our stockholders every three years. The Amended and Restated Stockholders Agreement, dated as of February 17, 2023 (the “Stockholders Agreement”), by and among the Company, Eclipse Ventures Fund I, L.P., Eclipse Continuity Fund I, L.P. and Eclipse Early Growth Fund I, L.P. (collectively, “Eclipse”) also provides that (i) until such time as Eclipse beneficially owns less than 20.0% of the total voting power entitled to elect directors, Eclipse shall be entitled to nominate two individuals (the “Eclipse Directors” and each, an “Eclipse Director”) and (ii) from such time that Eclipse beneficially owns less than 20.0% of the total voting power entitled to elect directors and until Eclipse beneficially owns less than 10.0% of the total voting power entitled to elect directors, Eclipse will be entitled to nominate one Eclipse Director and, we will include the nominee selected by Eclipse as a director nominee in our proxy statement for our annual meeting each time directors from the class to which such nominee is assigned are up for election and take all Necessary Action (as defined in the Stockholders Agreement) to cause such nominee to be elected.
Under the bylaws, except as otherwise provided by the certificate of incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast will be sufficient to elect a director.
Except as the DGCL or the Stockholders Agreement may otherwise require and subject to the rights, if any, of the holders of any series of preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.
Subject to the Stockholders Agreement and the rights, if any, of any series of preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock entitled to vote at an election of directors.
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by us, subject, nevertheless, to the provisions of the DGCL, our certificate of incorporation and to any bylaws adopted and in effect from time to time.
Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designation related to the preferred stock.
Quorum
The holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by our certificate of incorporation or the bylaws. If, however, a quorum is not present or represented at any meeting of the stockholders, then (i) the person presiding over the meeting or (ii) the holders of a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting (unless the adjournment is for more than 30 days), until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Except as otherwise provided by the certificate of incorporation, the bylaws, the rules or regulations of any stock exchange applicable to us, or applicable law or pursuant to any regulation applicable to us or our securities, each matter, other than the election of directors, presented to the stockholders at a duly called or convened meeting at which a quorum is present will be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the Common Stock remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock and certain other issuances specified in the rules of NYSE. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.
The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of us.
Anti-takeover Effects of Our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.
Classified Board of Directors
As indicated above, our certificate of incorporation provides that the Board is divided into three classes of directors, with each class of directors being elected by our stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals
Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by or at the direction of (i) a majority of the Board, (ii) the chairperson of the Board, (iii) the Chief Executive Officer or (iv) the President. Unless otherwise required by law, the certificate of incorporation, or the bylaws, written notice of a special meeting of stockholders, stating the date, time, place, if any, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than 10 or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The certificate of incorporation provides that the holders of our Common Stock are not permitted to act by written consent.
In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting given by or at the direction of the Board or otherwise brought before the meeting by or at the direction of the Board, or by a stockholder who is present in person at the meeting, who was also a record owner of our shares both at the time of giving the notice provided for in the bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting and otherwise complied with the requirements in the bylaws.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if such actions are favored by the holders of a majority of our outstanding voting securities.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation is required to approve such amendment, unless a corporation’s certificate of incorporation requires a greater percentage. Under the DGCL, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote thereon is required to approve amendments to a corporation’s bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage.
Our certificate of incorporation provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:
•the provisions regarding Owlet’s preferred stock;
•the provisions regarding the size, classification, appointment, removal and authority of the Board;
•the provisions regarding the Board’s and the stockholders’ ability to amend the bylaws;
•the provisions generally prohibiting stockholder actions without a meeting;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding our ability to indemnify and advance expenses for our current and former officers, directors, employees and agents and any person who is or was serving at the request of us a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; and
•the provisions regarding the limited liability of our directors.
Our bylaws may be adopted, amended or repealed (A) by the Board or (B) in addition to any vote of the holders of any class or series of our stock required by applicable law or by the certificate of incorporation (including any certificate of designation in respect of one or more series of preferred stock) or the bylaws, by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of our voting stock entitled to vote generally in an election of directors.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that a corporation will not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:
1.prior to such time the Board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

2.upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exclusions); or
3.at or subsequent to such time the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Generally, a “business combination” includes, among other things, a merger or consolidation with the interested stockholder, certain asset or stock sales to the interested stockholder and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.
Since we have not opted out of Section 203 of the DGCL, it applies to Owlet. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Owlet for a three-year period. This provision may encourage companies interested in acquiring Owlet to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Limitations on Liability and Indemnification of Officers and Directors
Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the Board. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Owlet. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our certificate of incorporation limits the liability of our officers to the fullest extent permitted by the DGCL, protecting them from personal liability to our stockholders for monetary damages arising from any breach of their fiduciary duties as officers to the fullest extent permitted by law.
Exclusive Jurisdiction of Certain Actions
Our bylaws require, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that derivative actions brought on our behalf, actions against any director, officer or stockholder of Owlet for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, and actions asserting a claim against us governed by the internal affairs doctrine may be brought only in the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the foregoing and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in such action as agent for such stockholder. Although we believe this provision benefits Owlet by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws require that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and, if brought in a court other than the federal district courts of the United States of America, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce the foregoing and having service of process made upon such stockholder’s counsel in such action as agent for such stockholder. However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.
The foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Transfer Agent
The transfer agent for Common Stock is Continental Stock Transfer & Trust Company.
Trading Symbol and Market
Our Common Stock is listed on NYSE under the symbol “OWLT.”

REGISTERED HOLDERS
This prospectus relates to the possible resale by certain of the Registered Holders from time to time of up to an aggregate of 9,643,647 shares of Common Stock. The term “Registered Holder” includes donees, pledgees, transferees or other permitted successors in interest selling shares of Common Stock received after the date of this prospectus from a Registered Holder as a gift, pledge, partnership distribution or other transfer.
The following table, and footnote disclosure following the table, sets forth information concerning the shares of Common Stock that may be offered from time to time by each Registered Holder, the nature of any position, office or other material relationship, if any, that each Registered Holder has had within the past three years with us or with any of our predecessors or affiliates and the number of shares of Common Stock beneficially owned by each Registered Holder before this offering. The number of shares beneficially owned by each Registered Holder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the Registered Holder has sole or shared voting power or investment power. Percentage ownership is based on 27,695,426 shares of Common Stock outstanding as of December 31, 2025. In computing the number of shares beneficially owned by a Registered Holder and their percentage ownership, shares of Common Stock subject to options, warrants or other rights held by such Registered Holder that are currently exercisable or will become exercisable within 60 days of December 31, 2025 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other Registered Holder. For purposes of this table, we have assumed that the Registered Holders will have sold all of the securities covered by this prospectus upon the completion of the offering. Each of the Registered Holders listed has sole voting and investment power with respect to the shares beneficially owned by the Registered Holder unless noted otherwise.
The information in the following table has been provided to us by or on behalf of the Registered Holders and the Registered Holders may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. A Registered Holder may sell all, some or none of its securities in this offering. See “Plan of Distribution.”

	Common Stock Beneficially Owned Before this Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Common Stock Beneficially Owned Upon Completion of this Offering
Registered Holder	Number	Percentage	Number	Number	Percentage
Entities affiliated with Eclipse(1)	7,621,469	25.7%	7,621,469	—	—
Trilogy Equity Partners, LLC(2)	2,022,178	7.2%	2,022,178	—	—
__________________
*Less than one percent.
(1)Based on information included in the Schedule 13D/A filed with the SEC on October 15, 2025 by Eclipse Continuity GP I, LLC, Eclipse Continuity Fund I, L.P., Eclipse Ventures GP I, LLC (“Eclipse EG GP I”), Eclipse Ventures Fund I, L.P., Eclipse Early Growth GP I, LLC, Eclipse Early Growth Fund I, L.P., (together, the “Eclipse Entities”) and Lior Susan, our Chairman of the Board. Includes (i) 5,665,669 shares of Common Stock, (ii) 1,177,843 shares of Common Stock issuable upon the conversion of Series A Preferred Shares pursuant to an investment agreement, and (iii) 777,957 shares of Common Stock issuable upon the conversion of Series B Preferred Shares pursuant to an investment agreement. The principal business address for the Eclipse Entities is 514 High Street, Suite 4, Palo Alto, California 94301. The securities are held of record by Eclipse Early Growth Fund I, L.P. Eclipse EG GP I is the general partner of Eclipse Early Growth Fund I, L.P. and may be deemed to have voting and dispositive power over the shares held by Eclipse Early Growth Fund I, L.P. Mr. Susan is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power over the shares held by Eclipse Early Growth Fund I, L.P. Eclipse EG GP I and Mr. Susan disclaim beneficial ownership of the shares held by Eclipse Early Growth Fund I, L.P. except to the extent of their respective pecuniary interests therein, if any.
(2)Based on information included in the Schedule 13D/A filed with the SEC on October 15, 2025 by Trilogy Equity Partners, LLC. Includes (i)1,567,478 shares of Common Stock, (ii) 158,309 shares of Common Stock issuable upon the conversion of Series A Preferred Shares pursuant to an investment agreement, and (iii) 296,401 shares of Common Stock issuable upon the conversion of Series B Preferred Shares pursuant to an investment, The principal business address for the foregoing entity is 777 108th Avenue N.E., Suite 2500, Bellevue, Washington 98004. Amy McCullough, a member of the Board, is the President and a Manager of Trilogy Equity Partners, LLC. Ms. McCullough disclaims beneficial ownership of the shares held by Trilogy Equity Partners, LLC, except to the extent of her pecuniary interest therein, if any.

PLAN OF DISTRIBUTION
The Registered Holders may from time to time offer some or all of the shares of Common Stock covered by this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. The Registered Holders will not pay any of the costs, expenses and fees in connection with the registration of the shares covered by this prospectus, but they will pay any and all underwriting discounts, selling commissions and similar charges attributable to sales of the shares. We will not receive any proceeds from the sale of the shares of Common Stock covered hereby. The Registered Holders may sell some or all of the shares of Common Stock covered by this prospectus from time to time or may decide not to sell any of the shares of Common Stock covered by this prospectus. The Registered Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Registered Holders may dispose of their shares by one or more of, or a combination of, the following methods:
•distributions to members, partners, stockholders or other equityholders of the Registered Holders;
•purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•an over-the-counter distribution in accordance with the rules of the NYSE;
•through trading plans entered into by a Registered Holder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
•to or through underwriters or broker-dealers;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
•in privately negotiated transactions;
•in options transactions;
•through a combination of any of the above methods of sale; or
•any other method permitted pursuant to applicable law.
In addition, any shares that qualify for sale pursuant to Rule 144 promulgated under the Securities Act, or Rule 144, may be sold under Rule 144 rather than pursuant to this prospectus. A Registered Holder that is an entity may elect to make an in-kind distribution of shares of Common Stock to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradable shares of Common Stock pursuant to a distribution pursuant to the registration statement of which this prospectus forms a part.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Registered Holders. The Registered Holders may also sell shares of Common Stock short and redeliver the shares to close out such short positions. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Registered Holders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Registered Holder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Registered Holder or borrowed from any Registered Holder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Registered Holder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Registered Holder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Registered Holders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Registered Holders in amounts to be negotiated immediately prior to the sale.
In offering the shares covered by this prospectus, the Registered Holders and any broker-dealers who execute sales for the Registered Holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Registered Holders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers.
We have advised the Registered Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Registered Holders and their affiliates. In addition, we will make copies of this prospectus available to the Registered Holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Registered Holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS
The validity of the shares of Common Stock being offered by this prospectus has been passed upon for us by Potter Anderson & Corroon LLP. Certain other legal matters will be passed upon for us by Latham & Watkins LLP.
EXPERTS
The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.

SEC registration fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$
Item 15. Indemnification of Directors and Officers
Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors or officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, obtained an improper personal benefit, in the case of directors only, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or, in the case of officers only, any action by or in the right of the corporation. Our certificate of incorporation provides that no director or officer of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against, to the extent permitted by Section 145 of the DGCL, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which such person was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; provided, however that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 of the DGCL also provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 145(a) or (b) of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Section 145 of the DGCL further provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section.
Our certificate of incorporation provides that we have the power to provide rights to indemnification and advancement of expenses to our current and former officers, directors, employees and agents and to any person who is or was serving at the request of us as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of us who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of us or, while serving as a director or officer of us, is or was serving at the request of us as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding; provided, however, that except as provided by our bylaws, we will be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.
Our bylaws also provide that we will to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by any director or officer of us in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under the bylaws or otherwise.
We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of the shares of Common Stock being registered hereby, the underwriters may agree to indemnify, under certain conditions, us, Registered Holders, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 16. Exhibits

Exhibit Number	Description

3.1	Second Amended and Restated Certificate of Incorporation of Owlet, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2024).

3.2
Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 7, 2023).

3.3
Certificate of Amendment to its Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 14, 2025).

3.4	Amended and Restated Bylaws of Owlet, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 12, 2024).

5.1*	Opinion of Potter Anderson & Corroon LLP.

10.1
Investment Agreement, dated February 17, 2023, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Institutional Accounts) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2023).

10.2
Investment Agreement, dated February 17, 2023, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Excluded Investors) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2023).

10.3
Investment Agreement, dated February 25, 2024, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Series B Convertible Preferred Stock) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2024).

10.4
Exchange Agreement, by and among the Company and the holders thereto, dated as of August 7, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K/A filed with the SEC on August 13, 2025).

10.5
Amended and Restated Registration Rights Agreement, by and among Owlet, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 21, 2021).

23.1*	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP.

24.1*	Powers of Attorney (incorporated by reference to the signature page hereto).

107*	Filing Fee Table.

__________________
*To be filed by amendment.
Item 17. Undertakings
The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(A)Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(6)That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communications that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lehi, Utah, on              , 2026.

OWLET, INC.

By:
Jonathan Harris
President and Chief Executive Officer
POWER OF ATTORNEY
Each of the undersigned officers and directors of the registrant hereby severally constitutes and appoints Jonathan Harris and Amanda Twede Crawford, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to file and sign any and all amendments, including post-effective amendments, to this registration statement and any other registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be governed by and construed with the laws of the State of Delaware and applicable federal securities laws.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	President and Chief Executive Officer (principal executive officer)	, 2026
Jonathan Harris

	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2026
Amanda Twede Crawford

	Executive Chair of the Board of Directors	, 2026
Kurt Workman

	Director	, 2026
Lior Susan

	Director	, 2026
Zane M. Burke

	Director	, 2026
Laura J. Durr

	Director	, 2026
Melissa A. Gonzales

	Director	, 2026
John C. Kim

	Director	, 2026
Amy N. McCullough

	Director	, 2026
Marc F. Stoll